

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 4, 2012

Mr. Kelly J. McCrann
Sole Member of XCRLT, LLC, the Trustee
Xcorporeal, Inc. Liquidating Trust
80 Empire Drive
Lake Forest, CA   92630

> **Re: Xcorporeal, Inc. Liquidating Trust**
> **Form 10-K for the year ended December 31, 2010**
> **Filed April 20, 2011**
> **File No. 1-33874**

Dear Mr. McCrann:

We issued comments to you on the above captioned filing on November 8, 2011. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by September 18, 2012.

If you do not respond**,** we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm, http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact David Burton, Staff Accountant at (202) 551-3626 or Kevin L. Vaughn, Accounting Branch Chief at (202) 551-3643 if you have any questions.

Sincerely,

/s/ Kevin L. Vaughn for

Amanda Ravitz
Assistant Director